Znomics, Inc.
2611 SW 3rd Avenue, Suite 200
Portland, OR  97201

May 19, 2008

United States Securities and Exchange Commission
Mail Stop 4561
100 F, N.E.
Washington, D.C. 20549

Re:           Znomics, Inc.
Registration Statement on Form S-1/A
Filed May 16, 2008
File No. 333-148220
Withdrawal of Registration

Ladies and Gentlemen:

Znomics, Inc. (the “Company”) hereby requests the immediate withdrawal of its registration statement on Form S1/A (File No. 333-148220), filed on May 16, 2008, together with all exhibits thereto (collectively, the “Registration Statement”), as the filing inadvertently contains a ’34 Act filing code instead of the correct ’33 Act filing code.

Accordingly, in order to avoid having the registration statement automatically become effective before it can be appropriately amended to respond to your comments the Company is hereby withdrawing the above Registration Statement.

The Company expects to file a new registration statement immediately that will include the correct ’33 Act filing code, but will be substantively identical to the May 16, 2008 filing. Should you have any questions regarding the Company’s application for withdrawal of the Registration Statement, please contact legal counsel to the Company, Bryan R. Clark, Cane Clark, LLP, 3273 E. Warm Springs, Road, Las Vegas, Nevada at 702-312-6255.

Kindly forward a copy of the order withdrawing the Registration Statement to the attention of Mr. Clark at the address set forth above.

Sincerely,

Znomics, Inc.

By: /s/Richard A. Sessions
Richard A. Sessions
Chief Executive Officer